This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

December 10, 2003

3.

Press Release

The press release was issued on December 10, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) has been added to the S & P/TSX Composite Index, effective December 19, 2003.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on December 10, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN RESOURCES ADDED TO S & P/TSX COMPOSITE INDEX

December 10, 2003

Nevsun Resources Ltd. (NSU-TSX) has been added to the S & P/TSX Composite Index, effective December 19, 2003.

"Nevsun Resources is very pleased to be included in this index. The addition to the index will benefit our shareholders through increased liquidity and visibility of the Company," states John Clarke, President and Chief Executive Officer.

The S & P/TSX Composite index accounts for approximately 70% of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S & P/TSX Composite Index and its broad economic sector coverage has made the S & P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S & P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com